1) CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	Six months to 30 June		Year to 31 December
	2007	**2006**	**2006**
	£m	**£m**	**£m**
Revenue	**1,268**	**1,277**	**2,566**
Operating costs	(1,151)	(1,174)	(2,351)
Other operating income	17	19	41
Operating profit	**134**	**122**	**256**
Finance income	42	25	72
Finance costs	(56)	(25)	(87)
Profit on disposal of associates, joint ventures & available-for-sale financial assets	19	-	76
Share of post-taxation (losses) / profits from associates & joint ventures*	(3)	1	(4)
Profit before taxation	**136**	**123**	**313**
Taxation	(31)	(27)	(20)
Profit for the period from continuing operations	**105**	**96**	**293**
DISCONTINUED OPERATIONS			
Profit for the period from discontinued operations	**9**	**-**	**12**
Profit for the period	**114**	**96**	**305**
EARNINGS PER SHARE			
Basic (£ per share)	0.092	0.073	0.236
Diluted (£ per share)	0.091	0.071	0.231
EARNINGS PER SHARE FROM CONTINUING OPERATIONS			
Basic (£ per share)	0.084	0.073	0.226
Diluted (£ per share)	0.083	0.071	0.222

*Share of post-taxation (losses) / profits from associates and joint ventures includes a taxation charge of £nil million at June 2007 (June 2006: £1 million).

Dividends paid and proposed in the period were £86 million and £62 million respectively (June 2006: £81 million and £53 million respectively; December 2006: £134 million paid and proposed).

2) CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE FOR THE SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	Six months to 30 June		Year to 31 December
	2007	**2006**	**2006**
	£m	**£m**	**£m**
Profit for the period	**114**	**96**	**305**
Actuarial gains on defined benefit plans	108	96	6
Translation differences taken directly to reserves	(19)	(54)	(95)
Fair value gains on available-for-sale financial assets	12	-	6
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	(18)	-	-
Fair value gains on net investment hedges	9	17	34
Taxation on the items taken directly to or transferred from equity	(25)	(22)	(4)
Net gains / (losses) not recognised in income statement	**67**	**37**	**(53)**
Total recognised income for the period	**181**	**133**	**252**

3) CONDENSED CONSOLIDATED BALANCE SHEET AT 30 JUNE 2007 (UNAUDITED)

	As at 30 June 2007	As at 30 June 2006	As at 31 December 2006
		Restated*	
	£m	£m	£m
ASSETS			
Non-current assets	1,376	1,184	1,314
Current assets	668	684	606
Non-current assets classified as held for sale	-	1	-
Total assets	**2,044**	**1,869**	**1,920**
LIABILITIES			
Current liabilities	(1,073)	(999)	(913)
Non-current liabilities	(752)	(537)	(835)
Total liabilities	**(1,825)**	**(1,536)**	**(1,748)**
Net assets	**219**	**333**	**172**
SHAREHOLDERS' EQUITY			
Share capital	349	364	355
Share premium	167	127	141
Other reserves	(1,747)	(1,729)	(1,738)
Retained earnings	1,450	1,571	1,414
Total equity	**219**	**333**	**172**

*The 30 June 2006 comparatives have been restated for the treatment adopted as at 31 December 2006 to recognise irrevocable commitments put in place prior to a close period. The impact at 30 June 2006 is to increase current liabilities and decrease net assets by £19 million. Refer to note 5 on page 16 for a full explanation.

4) CONSOLIDATED CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	Six months to 30 June		Year to 31 December
	2007	2006	2006
	£m	£m	£m
Cash flows from operating activities			
Cash generated from operations	174	11	311
Interest received	20	18	42
Interest paid	(36)	(21)	(61)
Tax paid	(18)	(17)	(34)
Net cash flow from operating activities	**140**	**(9)**	**258**
Cash flows from investing activities			
Acquisitions, net of cash acquired	(22)	(36)	(67)
Disposals, net of cash disposed	20	(16)	65
Purchases of property, plant and equipment	(76)	(50)	(122)
Proceeds from sale of property, plant and equipment	2	1	5
Purchases of intangible assets	(50)	(49)	(106)
Purchases of available-for-sale financial assets	(1)	-	-
Proceeds from sale of available-for-sale financial assets	23	-	-
Proceeds from closing of derivative contract	2	-	-
Dividends received	1	1	3
Net cash used by investing activities	**(101)**	**(149)**	**(222)**
Cash flows from financing activities			
Proceeds from issue of shares	24	17	32
Share buyback	(143)	(294)	(527)
Increase in short-term deposits	(2)	(1)	(196)
Increase in borrowings	223	219	270
Equity dividends paid to shareholders	(86)	(81)	(134)
Net cash flow generated from / (used in) financing activities	**16**	**(140)**	**(555)**
Exchange losses on cash and cash equivalents	(2)	(10)	(13)
Net increase / (decrease) in cash and cash equivalents	**53**	**(308)**	**(532)**
Cash and cash equivalents at the beginning of the period	**105**	**637**	**637**
Cash and cash equivalents at the end of the period	**158**	**329**	**105**

6) CONSOLIDATED RECONCILIATION OF CHANGES IN EQUITY (UNAUDITED)

	Six months to 30 June		Year to 31 December
	2007	**2006** Restated*	**2006**
	£m	**£m**	**£m**
Balance at beginning of the period as previously reported	**172**	**570**	**570**
Prior year adjustment – share buyback programme	-	(59)	(59)
As restated	**172**	**511**	**511**
Actuarial gains on defined benefit plans	108	96	6
Translation differences taken directly to reserves	(19)	(54)	(95)
Fair value gains on available-for-sale financial assets	12	-	6
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	(18)	-	-
Fair value gains on net investment hedges	9	17	34
Taxation on the items taken directly to or transferred from equity	(25)	(22)	(4)
Net income / (expense) recognised directly in equity	**67**	**37**	**(53)**
Profit for the period	114	96	305
Total recognised income for the period	**181**	**133**	**252**
Employee share scheme credits	16	17	30
Taxation on employee share schemes	2	(3)	1
Proceeds from shares issued to ordinary shareholders	24	17	32
Repurchase of own shares	(90)	(242)	(467)
Shares to be repurchased	-	(19)	(53)
Dividends:			
- Prior year final paid to ordinary shareholders	(86)	(81)	(81)
- Current year interim paid to ordinary shareholders	-	-	(53)
Balance at the end of the period	**219**	**333**	**172**

* The prior year adjustment in respect of the share buy-back programme is described.

7) NET CASH FLOWS FROM OPERATING ACTIVITIES FOR THE SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	Six months to 30 June		Year to 31 December
	2007	2006	2006
	£m	£m	£m
Net profit from continuing activities	**105**	**96**	**293**
Adjustments for:			
Depreciation	48	49	95
Amortisation of intangibles	29	21	46
Impairment of intangibles	1	-	-
Profit on disposal of property, plant and equipment	(1)	-	(2)
Employee share scheme charges	21	18	30
Foreign exchange gains	(1)	(9)	(14)
Fair value movements in derivatives	8	14	19
Profits on disposals	(19)	(2)	(80)
Share of post-taxation losses / (profits) of associates and joint ventures	3	(1)	4
Finance income	(42)	(25)	(72)
Finance expense	56	25	87
Taxation	31	27	20
Movements in working capital:			
Increase in inventories	(1)	-	-
(Increase) / decrease in trade and other receivables	(29)	(62)	23
(Decrease) / increase in trade and other payables	(2)	58	51
Decrease in pensions deficit	(12)	(178)	(176)
Decrease in provisions	(21)	(20)	(13)
Cash generated from operations	**174**	**11**	**311**

9) DIVIDENDS PER SHARE FOR THE SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	Six months to 30 June		Year to 31 December
	2007	**2006**	**2006**
	£	**£**	**£**
Dividend per share			
Prior year final paid	0.0690	0.0615	0.0615
Current year interim paid	-	-	0.0410

REVENUE & ACCESSES

1) REVENUE BY DIVISION BY TYPE – SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	Six months to 30 June	
	2007	**2006***
	£m	**£m**
Recurring	753	789
Usage	47	44
Outright	2	2
Sales & Trading	**802**	**835**
Recurring	172	145
Usage	1	2
Research & Asset Management	**173**	**147**
Recurring	188	185
Outright	22	23
Enterprise	**210**	**208**
Recurring	67	68
Usage	16	19
Media	**83**	**87**
Recurring	**1,180**	**1,187**
Usage	**64**	**65**
Outright	**24**	**25**
Total revenue	**1,268**	**1,277**

*As discussed in note 11 on page 19, 2006 comparatives have been restated to decrease recoveries revenues by £42 million and increase other product revenues by £26 million in Sales & Trading, to increase other product revenue by £3 million in Research & Asset Management and to increase other product revenue by £13 million in Enterprise.

3) REVENUE BY GEOGRAPHY – SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	Six months to 30 June	
	2007	**2006***
	£m	**£m**
Europe, Middle East & Africa	698	691
Americas	347	356
Asia	223	230
Total revenue	**1,268**	**1,277**

* 2006 comparatives have been restated to combine UK and Ireland, EMEA West and EMEA East as one region to reflect the way Reuters was managed in 2006.

This is an Intelligent Financial Statement™ by CoreFiling. The Intelligent Financial Statement™ embeds XBRL financial data in a viewable and printable document. By moving your mouse over the displayed data, pop-up CoreFiling TagTips™ will show you how the data is internally expressed as XBRL. (Please note that TagTips™ require Adobe® Reader® 7.0 or later.)

To obtain the embedded XBRL report and any XBRL extension taxonomies, double-click or right-click the paperclip icon or icons below.

For more information on the Intelligent Financial Statement™ or XBRL, please see http://www.corefiling.com.

XBRL report	IFS-Reuters-2007-06-30.xbrl
XBRL taxonomy schema	reuters-2007-06-30.xsd
XBRL taxonomy linkbase	reuters-2007-06-30-pre.xml
XBRL taxonomy linkbase	reuters-2007-06-30-cal.xml
XBRL taxonomy linkbase	reuters-2007-06-30-lab.xml